FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 Name and Address of Company:

YM BioSciences Inc. (the “Company” or “YM”)
5045 Orbitor Drive
Building 11, Suite 400
Mississauga, Ontario L4W 4Y4

ITEM 2 Date of Material Change:

November 8, 2010

ITEM 3 News Release:

A news release disclosing the information was issued by the Company on November 8, 2010 by Canada Newswire.

ITEM 4 Summary of Material Change:

The Company reported significant response rates in anemia, splenomegaly, and constitutional symptoms from the Phase I/II trial of our JAK1/JAK2 Inhibitor, CYT387 in myelofibrosis. The data from the initial portion of the Phase I/II trial of its JAK1/JAK2 Inhibitor, CYT387, will be reported in an oral presentation at the 52nd American Society of Hematology (ASH) Annual Meeting to be held in Orlando, Florida on December 4-7th, 2010. The presentation is entitled: “A Phase I/II Study of CYT387, an oral JAK-1/2 inhibitor, in Myelofibrosis: Significant Response Rates in Anemia, Splenomegaly, and Constitutional Symptoms”. The abstract describing these results was published online on November 8, 2010 by ASH and is also available on the Company’s website (www.ymbiosciences.com).

ITEM 5 Full Description of Material Change:

Please see the press release attached hereto as Schedule “A”.

ITEM 6 Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

ITEM 7 Omitted Information:

N/A

ITEM 8 Executive Officer:

David G.P. Allan
Chairman, Chief Executive Officer
Telephone: (905) 629-9761

ITEM 9 Date of Report:

November 17, 2010

Schedule “A”

YM BIOSCIENCES REPORTS SIGNIFICANT RESPONSE RATES IN ANEMIA, SPLENOMEGALY, AND CONSTITUTIONAL SYMPTOMS FROM THE PHASE I/II TRIAL OF ITS JAK1/JAK2 INHIBITOR, CYT387, IN MYELOFIBROSIS

Results to be presented at the 52nd American Society of Hematology Annual Meeting

MISSISSAUGA, ON, Nov. 8 /CNW/ - YM BioSciences Inc. (NYSE Amex: YMI, TSX: YM), today announced that data from the initial portion of the Phase I/II trial of its JAK1/JAK2 Inhibitor, CYT387, will be reported in an oral presentation at the 52nd American Society of Hematology (ASH) Annual Meeting to be held in Orlando, Florida on December 4-7th, 2010. The presentation is entitled: “A Phase I/II Study of CYT387, an oral JAK-1/2 inhibitor, in Myelofibrosis: Significant Response Rates in Anemia, Splenomegaly, and Constitutional Symptoms”. The abstract describing these results was published online today by ASH and is also available at YM BioSciences’ website (www.ymbiosciences.com).

“In addition to demonstrating substantial activity in reducing spleen size and controlling constitutional symptoms, CYT387 also improved anemia in a considerable number of patients. This additional benefit could significantly differentiate our JAK1/JAK2 inhibitor from others in development, which have reported limited anemia benefit or worsened anemia in some patients,” said Dr. Nick Glover, President and COO of YM BioSciences. “We look forward to the presentation of detailed results from this first group of patients at ASH and anticipate that data from the full Phase II portion of the study will be available in mid-2011.”

The abstract describes results for 36 subjects enrolled in the 120 patient Phase I/II trial for which recruitment is ongoing. Of these, 18 patients were from the dose escalation phase, conducted at Mayo Clinic, Rochester, New York with Dr. Ayalew Tefferi, Professor, Hematology as Study Chair, and 18 patients were from the subsequent dose confirmation phase. Twenty subjects (56%) were red cell transfusion-dependent at study entry. Prior treatment included other JAK inhibitors in ten patients (nine and one subjects with INCB018424 and TG101348, respectively) and pomalidomide in nine patients. The median treatment duration at publication was 15 weeks (range 4-38).

Efficacy Results:

•
Anemia Response: The total anemia response rate was 63%. Of 22 subjects who were evaluable for anemia response (baseline Hgb 10 g/dL or red cell transfusion-dependent), nine subjects (41%) had achieved “Clinical Improvement (CI)” as per the International Working Group for Myeloproliferative Neoplasms Research and Treatment (IWG-MRT) criteria, including two of four subjects who were previously treated with INCB018424. An additional five subjects experienced a >50% reduction in transfusion requirement..

•
Spleen Size Reduction: Twenty nine (97%) of the 30 evaluable subjects who had splenomegaly at baseline (median 20 cm; range 10-32 cm) had some degree of spleen size reduction (median 9 cm; range 2-18 cm). Eleven (37%) patients have achieved a minimum 50% decrease in palpable spleen size, thus qualifying them for a CI per IWG-MRT criteria, including three out of eight subjects (38%) who were previously treated with INCB018424.

•
Constitutional symptoms: The proportion of patients with the following symptoms at baseline were as follows: fatigue (97%), pruritus (22%), night sweats (38%), cough (13%), bone pain (28%), and fever (16%). At last follow up, improvement (complete resolution; CR) in these symptoms was reported by 68% (16% CR), 86% (57% CR), 83% (75% CR), 75% (50% CR), 78% (44% CR), and 100% (100% CR), respectively.

Toxicity results:
The abstract reports results for 36 subjects who were evaluable for toxicity. At the highest dose level (400 mg/day), two of six subjects experienced dose limiting toxicity (DLT) (one each with asymptomatic grade three hyperlipasemia and grade three headache that were reversible upon holding drug); consequently, the maximum tolerated dose (MTD) was declared at 300 mg/day. In the dose-confirmation phase, subjects were started at one of two dose levels that were deemed clinically effective: 150 mg/day (n=15) and 300 mg/day (n=3). Thirty-five subjects were on active therapy at publication of the abstract: 100 mg/day (n=2), 150 mg/day (n=20), 300 mg/day (n=10), and 400 mg/day (n=3).

CYT387 was well tolerated. No grade 4 non-hematological toxicities were observed. Grade 3 non-hematologic adverse events were infrequent and included increased transaminases (n=2), increased alkaline phosphatase (n=2), headache/head pressure (n=2), increased lipase (n=1), and QTc prolongation (n=1). Thirteen (36%) subjects experienced “first-dose effect” characterized by grade 1 lightheadedness and hypotension; this phenomenon was self-limited and generally resolved within 3-4 hours with rare recurrence. Grade 3/4 thrombocytopenia was seen in eight (22%) subjects, and treatment-emergent grade 3 anemia was seen in one subject only (3%). Treatment-emergent grade 3/4 neutropenia was not observed.

Oral Presentation at the 52nd American Society of Hematology Annual Meeting:
An oral presentation of the Phase I/II results from CYT387 will be delivered on Monday, December 6, 2010 at 11:15 AM in the Orange County Convention Center, Valencia B/C as part of the session named Myeloproliferative Syndromes: Clinical and Translational Advances in Myeloproliferative Neoplasms. YM will host a conference call following the presentation to discuss the trial results.

Study Details:
This trial was designed to assess the safety, tolerability, and pharmacokinetic behavior of CYT387 in a Phase I dose-escalation study in patients with high- or intermediate-risk primary myelofibrosis (PMF) and post-PV or post-essential thrombocythemia (ET) myelofibrosis. The secondary objective was evaluation of CYT387’s benefit to myelofibrosis patients. CYT387 was administered orally once daily in 28-day cycles. For patients achieving less than a complete remission after 3 cycles of treatment, escalation was permitted to the highest tolerated dose in the absence of disease progression or unacceptable toxicity. Once dose-limiting toxicity (DLT) was identified, a dose-confirmation cohort initiated treatment at the maximum tolerated dose (MTD) and/or a lower clinically effective dose.

For more information on the CYT387 Phase 1/2 trial, go to:
http://clinicaltrials.gov/ct2/show/NCT00935987?term=cyt387&rank=1

About CYT387:
CYT387 is an inhibitor of the kinase enzymes JAK1 and JAK2, which have been implicated in a family of hematological conditions known as myeloproliferative neoplasms, including myelofibrosis, and as well in numerous disorders including indications in hematology, oncology and inflammatory diseases. Myelofibrosis is a chronic debilitating disease in which a patient’s bone marrow is replaced by scar tissue and for which treatment options are limited or unsatisfactory. The U.S. Food and Drug Administration (FDA) has granted Orphan Drug Designation to CYT387 for the treatment of myelofibrosis.

YM BioSciences retains the global commercialization rights to CYT387.

About YM BioSciences
YM BioSciences Inc. is a drug development company advancing three clinical-stage products: CYT387, a small molecule, dual inhibitor of JAK1/JAK2 kinase; nimotuzumab, an EGFR-targeting monoclonal antibody; and CYT997, a potent vascular disrupting agent (VDA).

CYT387 is an orally administered inhibitor of both the JAK1 and JAK2 kinase enzymes, which have been implicated in a number of immune cell disorders including myeloproliferative disorders and inflammatory diseases as well as certain cancers. CYT387 is currently in a Phase I/II trial in myelofibrosis with detailed initial safety and activity data expected at the American Society of Hematology (ASH) meeting in December 2010. Nimotuzumab is a humanized monoclonal antibody targeting EGFR with an enhanced side effect profile. Nimotuzumab is being evaluated in numerous Phase II and III trials worldwide by YM’s licensees. CYT997 is an orally-available small molecule therapeutic with dual mechanisms of vascular disruption and cytotoxicity, and is currently in a Phase II trial for glioblastoma multiforme. In addition to YM’s three clinical stage products, the Company has a library of more than 4,000 novel compounds identified through internal research conducted at YM BioSciences Australia which are currently being evaluated.

This press release may contain forward-looking statements, which reflect the Company’s current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company’s ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that our JAK1/JAK2 inhibitor CYT387 and our VDA small molecule CYT997 will generate positive efficacy and safety data in future clinical trials; that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00004652E

For further information:
Enquiries:
James Smith, the Equicom Group Inc.	Thomas Fechtner, the Trout Group LLC
Tel. +1-416-815-0700 x 229	Tel. +1-646-378-2931
Email: jsmith@equicomgroup.com	Email: tfechtner@troutgroup.com

CO: YM BioSciences Inc.

CNW 11:53e 08-NOV-10